The principal investment strategies for Prime Money Market Portfolio have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser invests the fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers ~~rated in the highest category by at least two nationally recognized rating services~~, U.S. Government securities, and repurchase agreements. The Adviser also may enter into reverse repurchase agreements for the fund.

The Adviser will invest more than 25% of the fund's total assets in the financial services industries.

In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund's investments. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income.